Exhibit 99.1

News Release

NORBORD ANNOUNCES PRICING OF SENIOR SECURED NOTES OFFERING

TORONTO, ON (June 19, 2019) – Norbord Inc. (“Norbord” or the “Company”) (TSX and NYSE: OSB) today announced that it has priced its offering of US$350 million in aggregate principal amount of senior secured notes (the “Notes”) at par. The Notes will be due 2027 and will bear interest at an annual rate of 5.750%. The Company expects to close the offering of the Notes on June 24, 2019, subject to the satisfaction of customary closing conditions.

As previously announced, the Notes will rank pari passu with the Company’s existing 5.375% Senior Secured Notes due 2020 (the “2020 Notes”) and 6.250% Senior Secured Notes due 2023 and committed revolving bank lines. The Notes were offered by a syndicate of initial purchasers by way of a private placement under applicable securities laws.

Norbord intends to use the net proceeds from this offering to redeem for cash all of the outstanding 2020 Notes, including the associated “make-whole” premium required for such redemption, issued pursuant to a trust indenture (“2020 Note Indenture”) in accordance with the terms and conditions of the 2020 Note Indenture. Any remaining net proceeds may be used for share repurchases, subject to market conditions, as well as other general corporate purposes including, but not limited to, capital expenditures, dividends, investment in operating working capital and repayment of drawings under the Company’s revolving bank lines and/or accounts receivable securitization program.

The Notes will not be qualified for distribution to the public under the securities laws of any province or territory of Canada and may not be offered or sold in Canada, directly or indirectly, other than pursuant to applicable private placement exemptions. The Notes have not and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Notes and related guarantees are being offered in a private placement, solely to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act, or outside the United States to persons other than “U.S. persons” in compliance with Regulation S under the Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes in any jurisdiction, or an offer to purchase, the solicitation of an offer to sell, or a notice to redeem any 2020 Notes. The press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

About Norbord

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (“OSB”). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately US$1.9 billion and employs approximately 2,700 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol OSB.

Investors Contact:

Robin Lampard

Senior Vice President and Chief Financial Officer

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance, including those regarding the offering of Notes and the anticipated use of proceeds therefrom. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 31, 2019 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2018 Management’s Discussion and Analysis dated January 31, 2019 and Q1 2019 Management’s Discussion and Analysis dated May 1, 2019.

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